EXHIBIT 99.01

Government Gaming Regulation

Overview

We are subject to a wide range of complex gaming laws and regulations in over [add number] jurisdictions, both foreign and domestic, in which we are licensed or have applications pending. Jurisdictions require us to be licensed, our key personnel to be found suitable, qualified or licensed, and our products to be reviewed and approved before placement. Additionally, gaming laws and regulations of most jurisdictions provide that beneficial owners of 5% or more of our common stock are subject to reporting procedures and may be subject to licensure that includes suitability investigations and submission of personal and financial information as required, unless the owner is eligible for and obtains an exemption or waiver. Under certain circumstances, an “Institutional Investor,” as such term is defined by certain gaming jurisdictions' statutes or regulations, who acquires more than 5%, may apply for a waiver of the suitability requirement. Generally, gaming jurisdictions may permit an Institutional Investor to hold up to 25% upon a showing that it meets the jurisdiction's definition of an “Institutional Investor” and certification as to its passive investment intent.

Furthermore, most jurisdictions have ongoing reporting requirements for certain transactions and are concerned with our accounting practices, internal controls, business relationships and the fair operation of our products. Gaming regulatory requirements vary from jurisdiction to jurisdiction and licensing, approvals and processes related to findings of suitability, qualifications or licenses, our products, key personnel and certain shareholders can be lengthy and expensive.

General regulatory licensing and approvals

We intend to maintain our existing licenses and to seek the necessary licenses, approvals, qualifications and findings of suitability for us, our products and our management personnel in new jurisdictions where we anticipate sales or leasing opportunities. However, there can be no assurance that new licenses, approvals, qualifications or findings of suitability will be obtained or that our existing licenses will be renewed or will not be revoked, suspended or conditioned. If a license, approval, qualification or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary license, qualification or finding of suitability, then we may be prohibited from distributing our products for use in the respective jurisdiction or may be required to provide our products through other licensed entities at a reduced profit to us. There can also be no assurance that we will be able to obtain the necessary approvals for our products as they are developed. In addition, changes in legislation or in judicial or regulatory interpretations could occur which could adversely affect us.

A list of the geographical locations of the jurisdictions in which we, through our subsidiaries, are subject to licensing and/or regulatory control of the gaming authorities is set forth below.

Gaming Jurisdictions
Arizona	Missouri	Wisconsin
Arkansas	Montana	Wyoming
California	Nevada	Australia
Colorado	New Jersey	Alberta, Canada
Connecticut	New Mexico	British Columbia, Canada
Florida	New York	Manitoba, Canada
Illinois	North Carolina	Nova Scotia, Canada
Indiana	North Dakota	Ontario, Canada
Iowa	Oklahoma	Quebec, Canada
Kansas	Oregon	Saskatchewan, Canada
Louisiana	Pennsylvania	Greece
Michigan	South Dakota	Republic of Panama
Minnesota	Washington	Puerto Rico
Mississippi	West Virginia	Singapore

Due to variations in jurisdictional regulatory transaction reporting, as well as manufacturer, distributor and product licensing requirements, only the specifics of Nevada and New Jersey gaming law requirements are provided below as being representative of gaming regulation to which we are subject in other jurisdictions.

Nevada Gaming Regulation

The manufacture and distribution of gaming equipment in Nevada are subject to extensive state and local regulation. Our operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board and various local regulatory agencies, or the Nevada gaming authorities, due to our prior manufacture of roulette wheels, which are considered gaming devices.

By Nevada State Gaming Commission Order entered November 18, 2004, GPIC was exempted from registration as a publicly-traded corporation and GPI USA and GPI SAS were each licensed as manufacturers and distributors strictly limited to the manufacture, distribution and service of roulette wheels in Nevada, and subject to administrative approval prior to the distribution of any roulette wheel and further subject to specified conditions set forth in the Order, including but not limited to the filing of periodic reports with and notifications to Nevada gaming authorities. The result of this Order is to grant GPI USA and GPI SAS transactional waivers so that they may manufacture roulette wheels for sale to Nevada casino licensees. Effective August 30, 2006, the approvals were expanded by the Nevada gaming authorities to permit GPI USA to sell GPI SAS roulette wheels outside of Nevada. The waivers granted were specifically found by the Nevada State Gaming Commission to be consistent with the policies set forth for in the Nevada gaming laws. These waivers may, however, be withdrawn by the Nevada State Gaming Control Board for any cause deemed reasonable. Upon such withdrawal, the Company would be subject to full registration and licensing. Currently, GPI SAS requested the surrender of its license in Nevada as GPI SAS roulette wheels are no longer being sold in the state nor is there any reason to transport them through the state of Nevada.

New Jersey Gaming Regulation

Our subsidiaries are currently required to be licensed under the New Jersey Casino Control Act, or the New Jersey Act, as casino service industries qualified to manufacture and sell gaming-related products to casinos in New Jersey. As part of such licensure, parent companies, holding companies and certain officers and directors of the companies are required to be found suitable by the New Jersey Casino Control Commission, or the New Jersey Commission. The sale and distribution of gaming equipment to casinos in New Jersey is also subject to the New Jersey Act and the regulations promulgated thereunder by the New Jersey Commission. The New Jersey Commission has broad discretion in promulgating and interpreting regulations under the New Jersey Act. Amendments and supplements to the New Jersey Act, if any, may be of a material nature, and accordingly may adversely affect the ability of a company or its employees to obtain any required licenses, permits and approvals from the New Jersey Commission, or any renewals thereof. The current regulations govern licensing requirements, standards for qualification, persons required to be qualified, disqualification criteria, competition, investigation of supplementary information, duration of licenses, record keeping, causes for suspension, standards for renewals or revocation of licenses, equal employment opportunity requirements, fees and exemptions. In deciding to grant a license, the New Jersey Commission may consider, among other things, the financial stability, integrity, responsibility, good character, and reputation for honesty, business ability and experience of the applicant and its directors, officers, management and supervisory personnel, principal employees and stockholders as well as the adequacy of the financial resources of the applicant. New Jersey licenses are granted for a period of three or four years, depending on the length of time a company has been licensed, and if they are renewable. The New Jersey Commission may impose such conditions upon licensing, as it deems appropriate. These include the ability of the New Jersey Commission to require the applicant or licensee to report the names of all of its stockholders as well as the ability to require any stockholders whom the New Jersey Commission finds not qualified to dispose of the stock, not receive dividends, not exercise any rights conferred by the shares, nor receive any remuneration from the licensee for services rendered or otherwise. Failure of such stockholder to dispose of such stockholder’s stock could result in the loss of the license. Licenses are also subject to suspension, revocation or refusal for sufficient cause, including the violation of any law. In addition, licensees are also subject to monetary penalties for violations of the New Jersey Act or the regulations of the New Jersey Commission.

Other Gaming Jurisdictions

In addition to Nevada and New Jersey, our subsidiaries are currently licensed in a number of other jurisdictions. Although the regulations in these jurisdictions are not identical to the states of Nevada or New Jersey, their material attributes are substantially similar, and are summarized below.

The manufacture, sale and distribution of gaming supplies in each jurisdiction are subject to various state, county and/or municipal laws, regulations and ordinances, which are administered by the relevant regulatory agency or agencies in that jurisdiction. These laws, regulations and ordinances primarily concern the responsibility, financial stability and character of gaming supply and equipment owners, distributors, sellers and operators, as well as persons financially interested or involved in gaming or liquor operations. In many jurisdictions, selling or distributing gaming supplies may not be conducted unless proper licenses are obtained. An application for a license may be denied for any cause which the gaming regulators deem reasonable. In order to ensure the integrity of manufacturers and distributors of gaming supplies, most jurisdictions have the authority to conduct background investigations of a company, its key personnel and significant stockholders. The gaming regulators may at any time revoke, suspend condition, limit or restrict a license for any cause deemed reasonable by the gaming regulators. Fines for violation of gaming laws or regulations may be levied against the holder of a license and persons involved. Our subsidiaries and their respective key personnel have obtained all licenses necessary for the conduct of their respective business in the jurisdictions in which they sell and distribute gaming equipment and supplies. Suspension or revocation of such licenses could have a material adverse effect on our operations.

Federal Gaming Registration

The Federal Gambling Devices Act of 1962 (Federal Act) makes it unlawful for a person to manufacture, transport, or receive gaming machines, gaming devices (including roulette wheels) or components across interstate lines unless that person has first registered with the Attorney General of the United States Department of Justice. In addition, the Federal Act imposes gambling device identification and record keeping requirements. Violation of the Federal Act may result in seizure and forfeiture of the equipment, as well as other penalties. Our subsidiaries, which are involved in the manufacture and transportation of roulette wheels, are required to register annually.

Native American Gaming Regulation

Gaming on Native American lands is governed by federal law, tribal-state compacts, and tribal gaming regulations. The Indian Gaming Regulatory Act of 1988 (IGRA) provides the framework for federal and state control over all gaming on Native American lands and is administered by the National Indian Gaming Commission and the Secretary of the United States Department of the Interior. The IGRA requires that a tribe and the state in which the tribe is located enter into a written agreement, a tribal-state compact, which governs the terms of the gaming activities. Tribal-state compacts vary from state-to-state and in many cases require equipment manufacturers and/or distributors to meet ongoing registration and licensing requirements. In addition, tribal gaming commissions have been established by many Native American tribes to regulate gaming-related activity on Indian lands. Our subsidiaries manufacture and distribute gaming supplies to Native American tribes who have negotiated compacts with their respective states and have received federal approval. Currently, GPI USA is authorized to sell products to Native American casinos in eighteen states.

International Gaming Regulation

Certain foreign countries permit the importation, sale and operation of gaming supplies in casino and non-casino environments. Certain jurisdictions require the licensing of manufacturers and distributors of gaming supplies. We and our subsidiaries manufacture and/or distribute gaming supplies to various international markets. We have obtained the required licenses to manufacture and distribute our products in the various foreign jurisdictions where we do business.

While the regulatory requirements vary from jurisdiction to jurisdiction, most require licenses, permits, findings of suitability, documentation of qualification including evidence of financial stability and/or other required approvals for companies who manufacture and distribute gaming equipment, as well as the individual suitability of officers, directors, major stockholders and key employees. Under the various gaming regulations, key personnel generally include the principal stockholders, corporate officers and directors of a corporation and its subsidiaries. Laws of the various gaming regulatory agencies are generally intended to protect the public and ensure that gaming related activity is conducted honestly, competitively, and free of corruption.

Product approvals

Some of our products are subject to extensive testing and reviews by multiple state, jurisdictional or third party laboratories. The time required for product testing can be extensive and is subject to a wide range of formal and informal standards that can lead to great uncertainty as to the length of the regulatory approval process. Additionally, product testing is subject to changing standards, as a result of which, we may be required to upgrade or revise our products.